SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 9)

MFC Bancorp Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

55278T105
(CUSIP Number)
Lloyd I. Miller, III, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 10 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55278T105	13D/A9	Page 2 of 10

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,458,953
	8	SHARED VOTING POWER
557,687
	9	SOLE DISPOSITIVE POWER
7,458,953
	10	SHARED DISPOSITIVE POWER
557,687

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,016,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.7%

14	TYPE OF REPORTING PERSON*
IN-OO

SCHEDULE 13D/A9

This constitutes Amendment No. 9 (the “Amendment No. 9”) to the statement on Schedule 13D filed on behalf of Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”), dated and filed December 6, 2013 (the “Statement”), relating to the common stock (the “Common Stock” or “Shares”), of MFC Bancorp Ltd. (the “Company”). The Company’s principal executive offices are located at Suite 1860 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6. This Amendment No. 9 is being filed to report that, since the filing of Amendment No. 8 to the Statement (“Amendment No. 8”), dated May 24, 2016, a material change occurred in the percentage of Shares beneficially owned by Mr. Miller. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-1 (“Trust A-1”), Trust A-2 (“ Trust A-2”), Trust A-3 (“Trust A-3”), Trust A-4 (“Trust A-4”), and Trust C (“Trust C” and, together with Trust A-1, Trust A-2, Trust A-3, and Trust A-4, the “Trusts”). The Trusts and Lloyd I. Miller Trust D (“Trust D”) were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller is the investment advisor to the trustee of Trust D. Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, which are Trust A-1, Trust A-2, Trust A-3, and Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the shares of Common Stock purchased by Trust A-1 were purchased with funds generated and held by Trust A-1. The aggregate purchase price for the shares of Common Stock purchased by Trust A-1 was approximately $454,207.00. All of the shares of Common Stock purchased by Trust A-2 were purchased with funds generated and held by Trust A-2. The aggregate purchase price for the shares of Common Stock purchased by Trust A-2 was approximately $133,620.00. All of the shares of Common Stock purchased by Trust A-3 were purchased with funds generated and held by Trust A-3. The aggregate purchase price for the shares of Common Stock purchased by Trust A-3 was approximately $1,026,360.00. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $11,272,412.00. All of the shares of Common Stock purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the shares of Common Stock purchased by Trust C was approximately $6,557,742.00. All of the shares of Common Stock purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the shares of Common Stock purchased by Trust D was approximately $658,153.00.

Mr. Miller is the managing member of Milfam LLC, an Ohio limited liability company. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the managing member of Milfam LLC were purchased with funds generated and held by Milfam LLC. The aggregate purchase price for the shares of Common Stock purchased by Milfam LLC was approximately $1,264,377.00.

Mr. Miller is the managing member of Milfam LLC which is the general partner of (i) Milfam I L.P. (“Milfam I”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P., dated December 11, 1996, and (ii) Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996.

Milfam I: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the Shares purchased by Milfam I was approximately $3,133,714.00.

Milfam II: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was approximately $6,496,758.00.

Mr. Miller is the manager of LIMFAM LLC (“LIMFAM LLC”), a Delaware limited liability company. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager for LIMFAM LLC were purchased with funds generated and held by LIMFAM LLC. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as manager of LIMFAM LLC was approximately $428,715.00.

Milfam LLC is the manager of AMIL of Ohio, LLC (“AMIL”), an Ohio limited liability company established pursuant to the Operating Agreement of AMIL of Ohio, LLC, effective as of May 14, 2010. All of the Shares Mr. Miller is deemed to beneficially own as Manager of Milfam LLC, which is the manager of AMIL, were purchased with money generated and held by AMIL. The aggregate purchase price for the shares of Common Stock purchased by AMIL was approximately $130,497.00.

Mr. Miller is the authorized agent of a certain brokerage account for the benefit of Lloyd I. Miller, IV (the “Lloyd IV Brokerage Account”). All of the Shares held by Lloyd IV Brokerage Account were purchased with funds generated and held by Lloyd IV Brokerage Account. The aggregate purchase price for the shares of Common Stock purchased by the Lloyd IV Brokerage Account was approximately $9,650.00.

Mr. Miller is the authorized agent of a certain brokerage account for the benefit of Alexandra B. Miller (the “Alexandra Brokerage Account”). All of the Shares held by Alexandra Brokerage Account were purchased with funds generated and held by Alexandra Brokerage Account. The aggregate purchase price for the shares of Common Stock purchased by the Alexandra Brokerage Account was approximately $28,305.00

Mr. Miller is the settlor of an individual retirement trust account (the “IRA”). All of the Shares held by the IRA were purchased with personal funds generated and contributed to the IRA by Mr. Miller. The aggregate purchase price for the shares of Common Stock purchased by the IRA was approximately $2,237.00.

Mr. Miller is the trustee for a certain generation skipping trust, Catherine Miller GST (the “Catherine GST”). All of the Shares Mr. Miller is deemed to beneficially own as the trustee for Catherine GST were purchased with funds generated and held by the Catherine GST. The aggregate purchase price for the Shares Mr. Miller is deemed to beneficially own as trustee of the Catherine GST was approximately $995,784.00.

Mr. Miller is the trustee for a certain generation skipping trust, Kimberly Miller GST (the “Kimberly GST”). All of the Shares Mr. Miller is deemed to beneficially own as the trustee for Kimberly GST were purchased with funds generated and held by the Kimberly GST. The aggregate purchase price for the Shares Miller is deemed to beneficially own as trustee of the Kimberly GST was approximately $541,312.00.

Mr. Miller is the co-trustee of a trust (“Crider GST”). All of the Shares Mr. Miller is deemed to beneficially own as the co-trustee for Crider GST were purchased with funds generated and held by the Crider GST. The aggregate purchase price for the Shares Mr. Miller is deemed to beneficially own as trustee of Crider GST was approximately $1,072,799.00.

Mr. Miller is the trustee for a certain generation skipping trust, Lloyd I. Miller, III GST (the “Lloyd GST”). All of the Shares Mr. Miller is deemed to beneficially own as the trustee for Lloyd GST were purchased with funds generated and held by the Lloyd GST. The aggregate purchase price for the Shares Miller is deemed to beneficially own as trustee of the Lloyd GST was approximately $629,432.00.

Mr. Miller is the custodian to a certain custodian account created for the benefit of Luke I. Miller (the “Luke Account”). All of the Shares Mr. Miller is deemed to beneficially own as the custodian to the Luke Account were purchased with money generated and held by the Luke Account. The aggregate purchase price for the shares of Common Stock purchased by Luke Account was approximately $3,860.00.

Pursuant to an Irrevocable Trust Agreement MILGRAT (R10) (“MILGRAT (R10)”), dated as of July 7, 2015, Mr. Miller was named as the trustee to MILGRAT (R10). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (R10) were contributed to MILGRAT (R10) by its grantor, Catherine C. Miller.

Mr. Miller is an agent under a general durable power of attorney dated April 9, 2015, with respect to Shares held in a trust account (the “Trust Account”). All of the Shares held by the Trust Account were purchased with funds generated and held by the Trust Account. The aggregate purchase price for the shares of Common Stock purchased by the Trust Account was approximately $246,789.00.

Mr. Miller is the grantor and co-trustee of a trust in favor of Alexandra Miller and Lloyd I. Miller, IV (the “KSMTR”). As investment counsel, Miller may exercise sole rights to vote and dispose of Shares. The purchase price for the Shares held by the KSMTR was approximately $563,224.00.

Mr. Miller shares investment and dispositive power with his spouse (the “Spouse Account”). All of the Shares held by the Spouse Account were purchased with funds generated and held by the Spouse Account. The aggregate purchase price for the shares of Common Stock purchased by the Spouse Account was approximately $457,129.00.

Mr. Miller is the trustee of a trust (“Lloyd Dynasty Trust”). All of the Shares Mr. Miller is deemed to beneficially own as the trustee for Lloyd Dynasty Trust were purchased with funds generated and held by the Lloyd Dynasty Trust. The aggregate purchase price for the Shares Mr. Miller is deemed to beneficially own as trustee of Lloyd Dynasty Trust was approximately $76,053.00.

Mr. Miller is the trustee of a trust (“Catherine Dynasty Trust”). All of the Shares Mr. Miller is deemed to beneficially own as the trustee for Catherine Dynasty Trust were purchased with funds generated and held by the Catherine Dynasty Trust. The aggregate purchase price for the Shares Mr. Miller is deemed to beneficially own as trustee of Catherine Dynasty Trust was approximately $239,154.00.

Mr. Miller is the co-trustee of a trust (“Susan Dynasty Trust”). All of the Shares Mr. Miller is deemed to beneficially own as the co-trustee for Susan Dynasty Trust were purchased with funds generated and held by the Susan Dynasty Trust. The aggregate purchase price for the Shares Mr. Miller is deemed to beneficially own as co-trustee of Susan Dynasty Trust was approximately $340,201.00.

Mr. Miller is the co-trustee of a trust (“Susan’s Children’s Trust”). All of the Shares Mr. Miller is deemed to beneficially own as the co-trustee for Susan’s Children’s Trust were purchased with funds generated and held by the Susan’s Children’s Trust. The aggregate purchase price for the Shares Mr. Miller is deemed to beneficially own as co-trustee of Susan’s Children’s Trust was approximately $153,313.00.

Mr. Miller is the manager of Milfam III LLC (“Milfam III”), a Delaware limited liability company established pursuant to that certain Limited Liability Company Agreement for Milfam III, dated October 10, 2012. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager for Milfam III were purchased with funds generated and held by Milfam III. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as manager of Milfam III was approximately $127,384.00.

Mr. Miller is the manager of Milfam III-2 LLC (“Milfam III-2”), a Delaware limited liability company established pursuant to that certain Limited Liability Company Agreement for Milfam III-2, dated September 10, 2015. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager for Milfam III-2 were purchased with funds generated and held by Milfam III-2. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as manager of Milfam III-2 was approximately $387,695.00.

Mr. Miller is the trustee of an irrevocable declaration of trust, dated August 2, 2007, for the benefit of Luke I. Miller (“Luke Trust”). All of the Shares Mr. Miller is deemed to beneficially own as the trustee to the Luke Trust were purchased with money generated and held by the Luke Trust. The aggregate purchase price for the shares of Common Stock purchased by Luke Trust was approximately $27,894.00

Mr. Miller is the trustee of an irrevocable declaration of trust, dated August 2, 2007, for the benefit of Lauren Catherine Miller (“Lauren Trust”). All of the Shares Mr. Miller is deemed to beneficially own as the trustee to the Lauren Trust were purchased with money generated and held by the Lauren Trust. The aggregate purchase price for the shares of Common Stock purchased by Lauren Trust was approximately $27,894.00

Mr. Miller is the trustee of an irrevocable declaration of trust, dated August 2, 2007, for the benefit of Eli Miller (“Eli Trust”). All of the Shares Mr. Miller is deemed to beneficially own as the trustee to the Eli Trust were purchased with money generated and held by the Eli Trust. The aggregate purchase price for the shares of Common Stock purchased by Eli Trust was approximately $27,894.00.

All of the shares of Common Stock purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the shares of Common Stock purchased by Mr. Miller on his own behalf was approximately $2,282,072.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)       Mr. Miller may be deemed to beneficially own 8,016,640 shares of Common Stock, which is equal to approximately 12.7% of the outstanding shares, based on 63,142,272 shares of Common Stock outstanding, as reported in the Company’s Form 6-K filed on August 15, 2016. As of the date hereof, 112,701 of such beneficially owned shares of Common Stock are owned of record by Trust A-1, 30,000 of such beneficially owned shares of Common Stock are owned of record by Trust A-2, 217,000 of such beneficially owned shares of Common Stock are owned of record by Trust A-3, 2,541,719 of such beneficially owned shares of Common Stock are owned of record by Trust A-4, 962,400 of such beneficially owned shares of Common Stock are owned of record by Trust C, 137,005 of such beneficially owned shares of Common Stock are owned of record by Trust D, 726,142 of such beneficially owned shares of Common Stock are owned of record by Milfam I, 1,378,269 of such beneficially owned shares of Common Stock are owned of record by Milfam II, 46,361 of such beneficially owned shares of Common Stock are owned of record by MILGRAT (R10), 57,712 of such beneficially owned shares of Common Stock are owned of record by LIMFAM LLC, 46,853 of such beneficially owned shares of Common Stock are owned of record by AMIL, 149,947 of such beneficially owned shares of Common Stock are owned of record by Catherine GST, 99,806 of such beneficially owned shares of Common Stock are owned of record by Kimberly GST, 157,973 of such beneficially owned shares of Common Stock are owned of record by Crider GST, 98,214 of such beneficially owned shares of Common Stock are owned of record by Lloyd GST, 859 of such beneficially owned shares of Common Stock are owned of record by IRA, 2,181 of such beneficially owned shares of Common Stock are owned of record by Luke Account, 234,270 of such beneficially owned shares of Common Stock are owned of record by MILFAM LLC, 5,453 of such beneficially owned shares of Common Stock are owned of record by the Lloyd IV Brokerage Account, 6,900 of such beneficially owned shares of Common Stock are owned of record by the Alexandra Brokerage Account, 47,207 of such beneficially owned shares of Common Stock are owned of record by the Trust Account, 81,754 of such beneficially owned shares of Common Stock are owned of record by KSMTR, 94,500 of such beneficially owned shares of Common Stock are owned of record by Spouse Account, 12,000 of such beneficially owned shares of Common Stock are owned of record by Lloyd Dynasty Trust, 48,600 of such beneficially owned shares of Common Stock are owned of record by Catherine Dynasty Trust, 69,700 of such beneficially owned shares of Common Stock are owned of record by Susan Dynasty Trust, 38,949 of such beneficially owned shares of Common Stock are owned of record by Susan’s Children’s Trust, 28,600 of such beneficially owned shares of Common Stock are owned of record by Milfam III, 57,279 of such beneficially owned shares of Common Stock are owned of record by Milfam III-2, 6,800 of such beneficially owned shares of Common Stock are owned of record by the Luke Trust, 6,800 of such beneficially owned shares of Common Stock are owned of record by the Lauren Trust, 6,800 of such beneficially owned shares of Common Stock are owned of record by the Eli Trust, and 505,886 of such beneficially owned shares of Common Stock are owned of record by Mr. Miller directly.

(b)       Mr. Miller may be deemed to have sole voting and dispositive power for all such shares of Common Stock held of record by Trust A-1, Trust A-2, Trust A-3, Trust A-4, Trust C, AMIL, MILGRAT (R10), Catherine GST, Kimberly GST, Lloyd GST, KSMTR, IRA, Luke Account, MILFAM LLC, Milfam I, Milfam II, Milfam III, Milfam III-2, LIMFAM LLC, Lloyd Dynasty Trust, Catherine Dynasty Trust, the Luke Trust, the Lauren Trust, the Eli Trust and Mr. Miller directly. Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust D, Crider GST, Susan Dynasty Trust, Susan’s Children’s Trust, the Lloyd IV Brokerage Account, the Alexandra Brokerage Account, the Spouse Account and the Trust Account.

(c)       The following table details the transactions effected by Mr. Miller in the past 60 days.

	Trust A-4
Date of Transaction	Number of Shares Purchased	Price Per Share
August 17, 2016	25,000	$2.2995
August 22, 2016	13,058	$2.20
August 24, 2016	21,400	$2.28
August 25, 2016	2,600	$2.28
August 31, 2016	8,130	$2.25
September 7, 2016	3,870	$2.25
September 13, 2016	20,000	$2.0957

	Trust C
Date of Transaction	Number of Shares Purchased	Price Per Share
October 10, 2016	23,290	$2.05

	Trust D
Date of Transaction	Number of Shares Purchased	Price Per Share
September 9, 2016	3,000	$2.20
September 12, 2016	8,942	$2.20
September 16, 2016	10,150	$2.05
September 19, 2016	14,850	$2.05
September 20, 2016	16,150	$1.98

	Milfam II
Date of Transaction	Number of Shares Purchased	Price Per Share
September 21, 2016	1,030	$1.98
September 22, 2016	30,112	$2.0594
September 23, 2016	5,888	$2.06
September 26, 2016	35,440	$2.00
September 26, 2016	100	$1.98
September 27, 2016	64,560	$2.00
September 29, 2016	25,000	$2.05
September 30, 2016	28,287	$2.0486
October 3, 2016	10,418	$2.05
October 4, 2016	4,350	$2.05
October 5, 2016	25,297	$2.05
October 6, 2016	1,254	$2.05
October 7, 2016	5,000	$2.05

	AMIL
Date of Transaction	Number of Shares Purchased	Price Per Share
September 22, 2016	8,000	$2.07

(d)        Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2016

By: /s/ Lloyd I. Miller, III

Lloyd I. Miller, III

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